Exhibit 99.4

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CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2015

NOTICE IS HEREBY GIVEN that the annual general meeting ( “Annual General Meeting” or “AGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) for the year 2015 will be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on Wednesday, 18 May 2016 at 9:00 a.m.

Resolutions to be considered and approved at the Annual General Meeting

By way of non-cumulative voting:

1.	To consider and approve the Report of the Board of Directors of Sinopec Corp. (the “Board”) for the year 2015.

2.	To consider and approve the Report of the Board of Supervisors of Sinopec Corp. for the year 2015.

3.	To consider and approve the audited financial reports and audited consolidated financial reports of Sinopec Corp. for the year ended 31 December 2015.

4.	To consider and approve the profit distribution plan for the year ended 31 December 2015.

It is proposed to the shareholders at the Annual General Meeting to consider and approve the distribution of a final dividend of RMB0.06 (tax inclusive) per share held by the shareholders on the relevant record date, combining with the interim dividend of RMB0.09 (tax inclusive) per share which has been declared and distributed by the Company, the annual cash dividend will be RMB0.15 (tax inclusive) per share for the year 2015.

5.
To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the domestic and overseas external auditors of Sinopec Corp. for the year 2016, respectively, and to authorise the Board to determine their remunerations.

6.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2016.

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7.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s):

A proposal will be submitted to the AGM for granting a general and unconditional mandate to the Board (or Director(s) authorised by the Board) to determine, within the extent of the amount of bonds that may be issued, the matters relating to the issuance of debt financing instruments, including (but not limited to) determining the actual amount to be issued, interest rate, term, target of issuance and use of proceeds of the relevant debt financing instruments and the preparation, signing and disclosure of all necessary documents. The relevant debt financing instruments include but not limited to short-term debentures, super-short term debentures, medium term notes, corporate bonds, offshore market RMB bonds and foreign currency bonds, etc.

Subject to authorisation by the AGM, the Board will in turn authorise the Chairman and/or President and/or a Director designated by the Chairman to carry out the above matters of issuance.

The validity of this proposal will expire at the conclusion of the next annual general meeting of Sinopec Corp.

8.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.:

Pursuant to the relevant requirements in Article 94 of the Articles of Association of Sinopec Corp. (the “Articles of Association”) and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”), if approval has been granted by way of a special resolution in a general meeting of the Company, the Company may issue domestic shares (A Shares) and overseas-listed foreign shares (H Shares) separately or jointly (the “Relevant Issuance”) at a 12-month interval and the number of A Shares and H Shares intended to be issued will not exceed 20% of the outstanding shares in issue for each class of such shares without convening a class general meeting by the Company to seek approval for the Relevant Issuance.

On 12 May 2015, the annual general meeting of the Company for 2014 had approved the granting of a general mandate to the Board (or a Director authorised by the Board) of the Company to issue domestic shares and/or overseas-listed foreign shares of the Company. From the date of granting of the mandate at the annual general meeting, the Company has not used such mandate to issue shares.

In order to grant discretion to the Board on the flexibility of issuance of new shares, it is proposed to the shareholders at the Annual General Meeting, to grant the general mandate to issue new domestic shares of the Company (“A Shares”) and/or overseas-listed foreign shares of the Company (“H Shares”) by way of special resolution (“General Mandate”).

(1)
To authorise the Board (or the directors authorised by the Board) to allot, issue and deal with shares or securities convertible into such shares, options, warrants or similar rights to subscribe for any A Shares or H Shares in the Company (“Similar Rights”) not exceeding 20% of each class of the existing A Share and H Shares in issue at the time when this

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resolution is passed at the Annual General Meeting. However, notwithstanding the obtaining of the general mandate by the Board, any issue of A Shares needs shareholders’ approval at a general meeting in accordance with the relevant laws and regulations of the People’s Republic of China (“PRC”).

(2)
Subject to paragraphs (3) and (4) and pursuant to the PRC Company Law and the listing rules of the relevant stock exchanges (as amended from time to time), the exercise by the Board (or the directors authorised by the Board) of all the powers of Sinopec Corp. granted by the general and unconditional mandate to allot, issue and deal with A Shares and/or H Shares or Similar Rights and to determine the terms and conditions for the allotment and issuance of new shares or Similar Rights including the following terms:

(a)	class and number of new shares to be issued;

(b)	price determination method of new shares and/or issue price (including price range);

(c)	the starting and closing dates for the issue;

(d)	class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of offers, agreements, options , convertible rights or Similar Rights which might require the exercise of such powers.

(3)
The aggregate amount of new A Shares and H Shares allotted, issued and dealt with conditionally or unconditionally (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) pursuant to the approval in paragraph (2), otherwise than issuance of shares by conversion of the common reserves fund into share capital in accordance with the PRC Company Law and the Articles of Association, shall not exceed 20% of each class of the existing A Shares and H Shares in issue at the time when this resolution is passed at the Annual General Meeting.

(4)
In exercising the powers granted in paragraph (2), the Board (or the directors authorised by the Board) must (i) comply with the PRC Company Law and the relevant regulatory stipulations (as amended from time to time) of the places where Sinopec Corp. is listed; and

(ii) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)
The Board (or the directors authorised by the Board), subject to the approval of the relevant authorities of the PRC and in accordance with the PRC Company Law, be and is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to paragraph (2) above.

(6)
To authorise the Board (or the directors authorised by the Board) to sign the necessary documents, complete the necessary formalities and take other necessary steps to exercise the power pursuant to paragraph (2) above to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, listing rules of the relevant stock exchanges and the Articles of Association.

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(7)
Subject to the approval of the relevant PRC authorities, the Board (or the directors authorised by the Board) is hereby authorised to make appropriate and necessary amendments to the Articles of Association after completion of the allotment and issuance of new shares according to the method, type and number of the allotment and issuance of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issuance of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this General Mandate.

(8)	The above General Mandate will be granted from the date of passing this special resolution at the AGM and will expire on the earliest among (“Relevant Period”):

(i)	the conclusion of the next annual general meeting of Sinopec Corp.;

(ii)	twelve months from the date of passing this resolution at the AGM; and

(iii)	the revocation or variation of the General Mandate granted under this resolution by special resolution of the shareholders in a general meeting.

except where the Board has resolved to make or grant of offers, agreements, options, convertible rights or other Similar Rights during the Relevant Period and such offers, agreements, options, convertible rights or other Similar Rights are to be continued or implemented after the Relevant Period.

Resolution 7 and 8 are special resolutions.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
29 March 2016

Notes:

I.	Attendee of Annual General Meeting

1.	Eligibility for attending the Annual General Meeting

Holders of A Shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Monday, 18 April 2016 are eligible to attend the Annual General Meeting. Holders

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of H Shares who wish to attend the Annual General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (the address is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Monday, 18 April 2016.

2.	Proxy

(1)
A member eligible to attend and vote at Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy needs not to be a shareholder of Sinopec Corp.

(2)
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. not less than 24 hours before the designated time for holding the Annual General Meeting. Holders of A Shares shall deliver the relevant document(s) to Sinopec Corp. Board Secretariat (the address is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC, contact number +86 10 59960028). Holder of H Shares shall deliver the relevant document(s) to the Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong).

(4)	Shareholders or their proxies may exercise the right to vote by poll.

3.	The directors, supervisors and senior management of Sinopec Corp.

4.	Legal advisors of Sinopec Corp.

5.	Others.

II.	Registration procedures for attending the Annual General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

2.
Holders of H Shares and A Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Thursday, 28 April 2016.

3.	Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

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4.	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Tuesday, 19 April 2016 to Wednesday, 18 May 2016 (both days inclusive).

III.	Miscellaneous

1.	The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

2.
The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at: 166 Lujiazui East Road, Pudong District, Shanghai.

3.	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

4.	The registered address of Sinopec Corp. is at:

22Chaoyangmen North Street
Chaoyang District
Beijing 100728 PRC

Telephone No.: (+86) 10 5996 0028
Facsimile No.: (+86) 10 5996 0386

As of the date of this notice, directors of the Company are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

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